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                                                                  EXHIBIT 11.01

                         FIREARMS TRAINING SYSTEMS, INC.
         STATEMENT REGARDING COMPUTATION OF NET INCOME PER COMMON SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                             PRIMARY EARNINGS PER SHARE (1)   FULLY DILUTED EARNINGS PER SHARE (1)
                                                    THREE MONTHS ENDED                THREE MONTHS ENDED
                                                         JUNE 30,                          JUNE 30,
                                                  1997           1996               1997             1996
                                                --------       --------           --------         --------



Weighted average number of common
 shares outstanding                             20,403          49,800 (2)          20,403           49,800  (2)
Shares repurchased in conjunction with
 the Recapitalization                               --         (46,832)(3)              --          (46,832) (3)
Shares issued in conjunction with the
 Recapitalization                                   --          11,165 (4)              --           11,165  (4)
Shares granted to management                        --              37 (5)              --               37  (5)
Shares purchased by management                      --             232 (5)              --              232  (5)
Shares issued upon assumed exercise of
 outstanding warrants                               --             288 (6)              --              288  (6)
Shares issued upon assumed exercise of
 outstanding options                             1,288           1,339 (7)           1,323            1,339  (7)


Weighted average common and common            --------        --------            --------          -------
 equivalent shares outstanding                  21,691          16,029              21,726           16,029
                                              ========        ========            ========          =======

Net income                                    $  2,186        $  2,215            $  2,186          $ 2,215
                                              ========        ========            ========          =======

Earnings per share                            $   0.10        $   0.14            $   0.10          $  0.14
                                              ========        ========            ========          =======

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(1)  Shares reflect a 100,000-for-one stock split in July 1996 in connection with the recapitalization and a split of 1.66-for-one in October 1996.
(2) Shares reflect the weighted average shares prior to the recapitalization of 49,800,000 shares.
(3) Shares were repurchased from THIN International for $171.2 million in connection with the recapitalization and are assumed to be outstanding for all periods presented.
(4) Shares were issued for $36 million in connection with the recapitalization and are assumed to be outstanding for all periods presented.
(5) Shares purchased by or granted to management for approximately $3.25 per share which are assumed to be outstanding for all periods presented.
(6) Represents warrants attached to the bridge notes, at approximately $0.000006 per warrant, which are assumed to be outstanding for all periods presented through the date of the offering, using the treasury stock method at the initial offering price of $14 per share. These warrants were repurchased and retired by the Company with proceeds from the offering.
(7) Represents 1,742,834 stock options exercisable at approximately $3.25 per option, which are assumed to be outstanding for all periods presented, using the treasury stock method.